Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

September 11, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 7, 2025, The Nasdaq Stock Market (the "Exchange") received from Lazard Active ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following security:

Shares of beneficial interest, par value per share of $0.001, of:

Lazard US Systematic Small Cap Equity ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b)/A, and we hereby join in such request.

Sincerely,